1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Announce May 2005 Sales and Revise Upward 2Q2005 Guidance

Hsinchu, Taiwan, R.O.C. – June 9, 2005 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that net sales for May 2005 totaled NT$19,508 million, and that revenues for January through May 2005 were NT$94,064 million.

Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, “Due to higher wafer shipments, net sales for May 2005 increased by 3.2 percent compared to April 2005. On a year-over-year basis, net sales for May 2005 decreased 10.2 percent.”

“Due to demand recovery from our customers, we therefore revised upward our second quarter guidance with respect to the following items: wafer shipment will increase by a low double digit percentage point, overall utilization rate will be about 84%, and gross profit margin will be about 40%, which is at the high end of our initial guidance,” Ms. Ho added.

Sales Report:

	(Unit: NT$ million)
Net Sales	2005*	2004	Increase (Decrease) %
May	19,508	21,720	(10.2)
January through May	94,064	99,863	(5.8)

*	Year 2005 figures have not been audited.

TSMC Spokesperson:

Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Acting Spokesperson:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com

For further information, please contact:

Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

June 09, 2005

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees for the period of May 2005.

1) Sales volume (in NT$: thousand)

Period	Items	2005	2004
May	Invoice amount	17,614,208	20,698,985
Jan. — May	Invoice amount	88,377,664	95,406,330
May	Net sales	19,507,661	21,719,561
Jan. — May	Net sales	94,064,283	99,863,372

2) Funds lent to other parties (in NT$: thousand)

	Limit of lending	May		Bal. as of period end
TSMC	83,070,696	—		—
TSMC’s subsidiaries	30,985,640	11,760	*	4,390,820

*	The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$: thousand)

	Limit of endorsements	May		Bal. as of period end
TSMC	103,838,370	8,400	*	3,136,300
TSMC’s subsidiaries	N/A	0		0
TSMC endorses for subsidiaries		8,400	*	3,136,300
TSMC’s subsidiaries endorse for TSMC		0		0
TSMC endorses for PRC companies		0		0
TSMC’s subsidiaries endorse for PRC companies		0		0

*	The deviation was due to the fluctuation in currency exchange rate.

Taiwan Semiconductor Manufacturing Company Limited

June 09, 2005

This is to report the financial derivative transactions for the period of May 2005.

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		in NT$: thousand
		Forward	Swap	Others
Margin Payment		0	0	—
Premium Income (Expense)		0	0	—
Outstanding Contracts	Notional Amount	8,718,914	56,296,585	—
	Mark to Market Value	(49,807)	(179,145)	—
Expired Contracts	Notional Amount	81,502,680	97,373,260	—
	Realized Profit/Loss	494,022	1,283,654	—

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 9, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer